Exhibit 99.1

Financial Statements and Report of Independent
Certified Public Accountants
MTH Mortgage, LLC
December 31, 2012

MTH Mortgage, LLC

Report of Independent Certified Public Accountants

Members
MTH Mortgage, LLC
We have audited the accompanying financial statements of MTH Mortgage, LLC (an Arizona Limited Liability Company), which comprise the balance sheet as of December 31, 2012, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.
Management's responsibility for the financial statements. Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTH Mortgage, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton, LLP
Los Angeles, California
February 13, 2013

See accompanying notes to the audited statements.

MTH MORTGAGE, LLC
BALANCE SHEET
December 31, 2012

ASSETS
Current Assets:
Cash in bank	$1,186,912
Certificate of deposit	51,436
Trust account	233
Accounts receivable	1,113,705
Prepaid expenses	40,230
Total current assets	2,392,516

Property and equipment, net	36,955
Total assets	$2,429,471

LIABILITIES AND MEMBERS' EQUITY
Current Liabilities:
Accounts payable	$1,699
Accrued compensation and benefits	392,980
Accrued expenses and other current liabilities	39,357
Distributions payable	1,730,001
Total current liabilities	2,164,037

Members' Equity:
Members' equity	265,434
Total liabilities and members' equity	$2,429,471

MTH MORTGAGE, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2012

Revenue	$15,987,473

Expenses:
Personnel expense	$3,112,565
General and administrative expense	1,001,989
Direct expense to broker loans	481,649
Occupancy expense	176,443
Depreciation expense	24,287
Total operating expense	4,796,933

Net operating income	11,190,540

Other income and expense:
Interest income	241
Franchise tax expense	(6,800)
Other income	8,154
Total other income and expense	1,595

Net income	$11,192,135

MTH MORTGAGE, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2012

Members' equity, December 31, 2011	$287,939

Net income	11,192,135

Distribution to members	(11,214,640)

Members' equity, December 31, 2012	$265,434

MTH MORTGAGE, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

Cash flows from operating activities:
Net income	$11,192,135
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	24,287
Changes in current assets
Accounts receivable	(578,004)
Prepaid expenses and other current assets	(14,489)
Changes in current liabilities
Accounts payable	(123,611)
Accrued compensation and benefits	133,883
Accrued expenses and other current liabilities	4,030
Total adjustments	(553,904)

Net cash provided by operating activities	10,638,231

Cash flows from investing activities:
Acquisition of property and equipment	(24,119)
Certificate of deposit	(179)
Net cash used in investing activities	(24,298)

Cash flows from financing activities:
Distribution to members	(10,339,639)
Net cash used in financing activities	(10,339,639)
Net increase in cash	274,294
Cash at beginning of period	912,618
Cash at end of period	$1,186,912

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:

Increase in distributions payable	$(875,001)

MTH MORTGAGE, LLC
NOTES OF FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS

MTH Mortgage, LLC (the “Company” or “MTH”) was incorporated in Arizona on October 23, 2000, as an Arizona limited liability company (“LLC”). The Company was created through a joint-venture between imortgage.com, Inc. (“imortgage”) and Meritage Homes Corporation (“Meritage Homes”) whereby imortgage and Meritage Homes each own 45% and 55% of the Company, respectively.

The Company is a mortgage loan broker providing loan origination services to lenders and derives income from fees paid by lenders for the successful funding and closing of a loan for a consumer that originated through MTH.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and cash equivalents. For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of 3 months or less.

Escrow funds held in trust. Funds received by the Company in connection with open escrows are deposited in separate trust bank accounts. These trust funds are not available for operating purposes. The Company did not receive funds in connection with new open escrows during the year ended 2012.

Recognition of revenue. The Company's revenues are derived from fees paid by lenders for the closing of a loan originated through the Company. The Company recognizes revenue on lender fees upon the closing of the related escrow for a loan.

Accounts receivable. Accounts receivable are stated amounts due from lenders for lender fees earned upon the closing of a loan. The Company determines the allowance for doubtful accounts by considering the length of time accounts receivable are past due, previous loss history and the specific customer's ability to pay its obligation. The Company writes off accounts receivable when management deems them uncollectible. There were no write-offs during the years ended December 31, 2012. Accordingly, there was no allowance for doubtful accounts as of December 31, 2012.

Property and equipment. Property and equipment are stated at cost. Depreciation is computed using the straight-line method over useful lives of 5 to 7 years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is reflected in earnings for the period. Repairs and maintenance are charged to expense as incurred.

Income taxes. Under federal and applicable state laws, taxes based on income of an LLC treated as a partnership are payable by the LLC's members individually. MTH Mortgage, LLC is not subject to income taxes but is, however, subject to annual LLC franchise taxes and LLC fees. These taxes and fees are included in other income and expense in the statement of income.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank depository accounts with financial institutions, which may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

Because of the nature of the mortgage business, MTH is marketing to builders, primarily Meritage Homes (a related party), within the States of Arizona, California, Colorado, Texas, North Carolina, and Florida. In the event of a major downturn within these markets, the operations of MTH Mortgage LLC could be adversely affected.

The Company had accounts receivable due from imortgage (a related party) totaling $1,089,546 at December 31, 2012, which represents substantially all of the total outstanding accounts receivable.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2012:

2,012

Furniture and fixtures	$45,736
Equipment	90,132
Leasehold improvements	98,897
234,765

Less: accumulated depreciation	(197,810)

$36,955

The Company recognized $24,287 of depreciation expense for the year ended December 31, 2012.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into a software licensing agreement with imortgage on August 24, 2000. The terms of the agreement allow the Company to use the software of imortgage to help in the origination of mortgage applications. There is no fee for this agreement.

The Company entered into a service agreement with imortgage on August 24, 2000. Under the terms of the agreement, imortgage will process all loan applications taken by the Company, provide accounting services and support, coordinate legal services, and provide any other administrative support needed by the Company. The cost to the Company is on a per loan basis of $600, calculated as: $225 processing fee and $375 administration fee. Total processing fee expense for the year ended December 31, 2012 was $435,600 and is recorded in direct expense to broker loans in the statement of income. Total administration fee expense for the year ended December 31, 2012 was $726,000 and is recorded in general and administrative expense in the statement of income.

The Company provides loan origination services to imortgage which generated $15,987,473 in revenue from lender fees from imortgage for the year ended December 31, 2012. Accounts receivable due from imortgage was $1,089,546 at December 31, 2012.

The Company sub-leases several facilities from Meritage Homes and its subsidiaries (see Note 6).

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating leases. The Company sub-leases office space in Tucson, Arizona from a non-related party under a non-cancellable agreement expiring on August 31, 2014. At December 31, 2012, the monthly base rent under the agreement is $516. Future minimum lease payments, under the non-cancellable lease, amount to $6,250 and $4,252 for the years ending December 31, 2013 and 2014, respectively.

The Company sub-leases its corporate headquarters from Meritage Homes (a related party) and six offices from subsidiaries of Meritage Homes (related parties), under month-to-month lease agreements. For the year ended December 31, 2012, the Company paid approximately $159,000 in base rent under these agreements. At December 31, 2012, the average monthly base rent per office space was $2,093.

Rent expense for operating leases was $176,443 during the year ended December 31, 2012.

Legal matters. The Company is subject to claims and/or threatened legal actions, which arise out of the normal course of business. In the opinion of management, based on discussions with legal counsel, the disposition of these actions and other such matters are not expected to have a material effect on the Company's financial statements.

NOTE 7 - MEMBERS' EQUITY

Capital contributions. Under the Operating Agreement for MTH Mortgage, LLC, the Company's capital account shall never be less than 110% of the amount required to obtain and maintain a license as a broker under the laws of any state where the Company does business (“Minimum Amount”). Members shall contribute additional capital to the Company in order to maintain the Minimum Amount of capital in proportion to their respective ownership interest percentage. For the year ended December 31, 2012, no additional capital contributions were required from members.

Liability of members. The Operating Agreement establishes limitations of members' liability for each member. No member shall be liable for the debts, liabilities, contracts, or any other obligations of the Company, except as agreed upon in writings signed by the members. Members shall be liable only to make their initial and Minimum Amount capital contributions required by the Operating Agreement and no member shall be required to make any other capital contributions or to loan any amounts to the Company. In addition, no member shall have any personal liability for the repayment of capital contributions or loans of the other member or be obligated to restore any negative balance in such member's capital account, whether upon liquidation of the Company or otherwise.

Distribution of net profits. Under the Operating Agreement, distributions to members shall be made no less than quarterly, to the extent the Company has distributable net profits after creating adequate reserves for operating expenses and capital improvements, and provided that no distribution shall be made which will reduce the Company's capital below the Minimum Amount. For the year ended December 31, 2012, distribution to members totaled $11,214,640. At December 31, 2012, distributions payable to members was $1,730,001.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 13, 2013, the date the financial statements were available to be issued.